Exhibit 5.1
August 1, 2006
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
Re: Metalico, Inc. 1997 Long-Term Incentive Plan
Ladies and Gentlemen:
     I am the General Counsel of Metalico, Inc., a Delaware corporation (the “Company”), and have acted as counsel for the Company in connection with the registration of 875,000 shares of Common Stock of the Company, which may be issued pursuant to awards under the Metalico, Inc. 1997 Long-Term Incentive Plan (the “Plan”). In connection therewith, I have examined, among other things, the Registration Statement on Form S-8 (the “Registration Statement”) proposed to be filed by the Company with the Securities and Exchange Commission expected to be made on or about August 1, 2006. I have also examined the proceedings and other actions taken by the Company in connection with the authorization and reservation of the shares of Common Stock issuable under the Plan.
     Based upon the foregoing, and in reliance thereon, I am of the opinion that the shares of Common Stock issuable under the Plan, when issued, delivered and paid for in accordance with the Plan and the agreements evidencing awards thereunder and in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
     I am an employee of the Company and may be awarded shares, other awards, or options to purchase shares under the Plan.

Sincerely yours,
/s/ Arnold S. Graber
Executive Vice President, General Counsel
and Secretary